Exhibit 99.1

Tiziana Life Sciences Announces New Biomarker Data Showing Nasal Foralumab Downregulates CSF Inflammation, Upregulates Neuroprotective Pathways, and Correlates with Reduced Microglial Activation on PET Scans in na-SPMS Patients with PIRA

BOSTON, MA, February 25, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana”), a biotechnology company developing its lead candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, announces positive new biomarker data from a late-breaking poster titled “Nasal foralumab downregulates CSF inflammation and upregulates CSF neuroprotective proteomic pathways which correlate with [F-18]PBR06-PET imaging in na-SPMS with PIRA,” which was presented by investigators from Brigham and Women’s Hospital, Boston, MA.

In multiple sclerosis (MS), an autoimmune disease involving inflammation, demyelination, and neurodegeneration in the CNS, Cerebrospinal fluid (CSF) plays a crucial role in diagnosis, understanding disease mechanisms, and monitoring progression, especially in progressive forms like non-active secondary progressive MS (na-SPMS) with progression independent of relapse activity (PIRA). CSF analysis, typically obtained via lumbar puncture, provides direct insight into CNS-specific processes because it reflects the local environment around the brain and spinal cord, unlike blood which can be influenced by systemic factors.

The late-breaking poster reports results from 10 patients with non-active secondary progressive multiple sclerosis (na-SPMS) and progression independent of relapse activity (PIRA) treated with nasal foralumab in an open-label expanded-access program. Patients underwent 14 paired evaluations of [F-18]PBR06-PET scans (measuring microglial activation via m-GALP z-scores) and untargeted data-independent acquisition CSF proteomics at baseline and during up to 6 months of treatment.

Key findings include:

●	Nasal foralumab treatment significantly reduced voxel-wise average [F-18]PBR06-PET m-GALP z-scores in white matter and global brain regions (p<0.05 at 3 months and later follow-up), confirming decreased microglial activation.

●	CSF proteomics showed downregulation of inflammatory biomarkers (e.g., IFNAR1 in the interferon pathway and LY86 in the NF-κB pathway) and upregulation of neuroprotective proteins (e.g., MEG10).

●	Strong positive correlations were observed between PET m-GALP z-scores and inflammatory CSF proteins (e.g., IFNAR1 in high-affinity TSPO binders across whole brain, cortex, and cerebellum; r values up to 0.896, p<0.05). Negative correlations were seen with neuroprotective proteins (e.g., MEG10 and COBA1 in fibrosis-related pathways; r values up to -0.931, p<0.05).

●	These biomarker changes occurred alongside clinical stabilization or improvement, with no serious treatment-related adverse events.

“This late-breaking poster provides the first direct link between reduced microglial PET signal and favorable CSF proteomic shifts during nasal foralumab treatment in na-SPMS with PIRA,” said Tarun Singhal, M.D., lead author and neurologist at Brigham and Women’s Hospital. “The correlations demonstrate that [F-18]PBR06-PET is biologically tied to the inflammatory and neurodegenerative processes driving progression in SPMS, and that CSF proteomics can serve as a practical biomarker of therapeutic response.”

Howard L. Weiner, M.D., Chairman of Tiziana’s Scientific Advisory Board and co-director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital, added: “Nasal foralumab continues to show a unique ability to dampen smoldering CNS inflammation while promoting neuroprotection. These integrated imaging and proteomic results strengthen the mechanistic rationale for our ongoing Phase 2 program and offer new tools to monitor disease modification in progressive MS.”

Tiziana is advancing intranasal foralumab in an ongoing randomized, double-blind, placebo-controlled Phase 2a trial (NCT06292923) in na-SPMS, with top-line data expected in the first half of 2026. Nasal foralumab’s innovative intranasal delivery modulates the immune system to suppress microglial-driven neuroinflammation without broad systemic immunosuppression, distinguishing it from existing MS therapies. The Company is also evaluating the therapy in additional neuroinflammatory indications such as MSA, Alzheimer’s and ALS.

The poster can be found here: https://www.tizianalifesciences.com/publications/

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biologic candidate that has been shown to stimulate T regulatory cells when dosed intranasally. Currently, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.1,2,3

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120
[3]	https://www.neurology.org/doi/10.1212/NXI.0000000000200543

About Tiziana Life Sciences

Tiziana is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Tiziana’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Tiziana’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Tiziana cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of Tiziana only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2024, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. Tiziana will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

3